UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 12, 2024
(Date of earliest event reported)

NORHART INVEST LLC
(Exact name of issuer as specified in its charter)

Minnesota	92-196059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1081 4th St SW, Suite 400
Forest Lake, MN 55025
(Full mailing address of principal executive offices)

(651) 689-4830
(Issuer’s telephone number, including area code)

PROMISSORY NOTES
(Title of Each Class of Securities Issued Pursuant to Regulation A)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Effective as of April 12, 2024, Justin Bartak is no longer serving as the Chief Design Officer of Norhart Invest LLC, a Minnesota limited liability company (the “Company”). The Company has not named a replacement for this position as of the date of this filing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORHART INVEST LLC

By:	/s/ Michael S. Kaeding
Name:	Michael S. Kaeding
Its:	Chief Executive Officer

Date: April 15, 2024

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